LOCAL INSIGHT REGATTA HOLDINGS, INC.

188 Inverness Drive West

Englewood, Colorado 80112

October 10, 2008

VIA EDGAR & FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LOCAL INSIGHT REGATTA HOLDINGS, INC. (THE “COMPANY”)
LOCAL INSIGHT YELLOW PAGES, INC. (“LIYP”)
LOCAL INSIGHT LISTING MANAGEMENT, INC. (“LILM”)
THE BERRY COMPANY LLC (“THE BERRY COMPANY”)
REGISTRATION STATEMENT ON FORM S-4 (FILE NO. 333-152302)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, a request is made hereby on behalf of the Company, LIYP, LILM and The Berry Company, that acceleration of the effectiveness of the above-captioned Registration Statement be granted for 5:00 p.m. (EST) on October 15, 2008, or as soon thereafter as practicable.

In connection with this request for acceleration, the Company, LIYP, LILM and The Berry Company acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, LIYP, LILM or The Berry Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company, LIYP, LILM and The Berry Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 10, 2008

Very truly yours,

Local Insight Regatta Holdings, Inc. Local Insight Yellow Pages, Inc. Local Insight Listing Management, Inc. The Berry Company LLC

By:	/s/ John S. Fischer
John S. Fischer General Counsel

cc:	Amanda McManus, SEC, Division of Corporation Finance
Paul Hilton, Esq.